UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2015

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On September 24, 2015, Criteo S.A. (the “Company”) mailed to holders of American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), and made available on its website, a Convening Notice in respect of the Company’s Combined Shareholders’ Meeting to be held October 23, 2015. The text of the English version of the Convening Notice is attached hereto as Exhibit 99.1. A copy of the materials that were distributed to shareholders is available on the Company’s website at http://ir.criteo.com/annuals.cfm. The Company also mailed a proxy voting card to holders of the ADSs, a copy of which is attached hereto as Exhibit 99.2.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description
99.1	Convening Notice to the Combined Shareholders’ Meeting
99.2	Proxy card for use in connection with the Combined Shareholders’ Meeting on October 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: September 24, 2015	By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: Chief Executive Officer

EXHIBIT LIST

Exhibit	Description
99.1	Convening Notice to the Combined Shareholders’ Meeting
99.2	Proxy card for use in connection with the Combined Shareholders’ Meeting on October 23, 2015